DLA Piper LLP (US) The Marbury Building 6225 Smith Avenue Baltimore, Maryland 21209-3600 www.dlapiper.com Penny J. Minna penny.minna@dlapiper.com T 410.580.4228 F 410.580.3228

September 15, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Anuja A. Majmudar

Laura Nicholson

Craig Arakawa

Steven Lo

Re:	Athena Technology Acquisition Corp.

Registration Statement on Form S-4

Filed August 9, 2021

File No. 333-258606

Ladies and Gentlemen:

On behalf of our client, Athena Technology Acquisition Corp. (“Athena” or the “Company”), we submit this letter setting forth the responses of the Company to the comments that were provided by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) by your letter dated September 3, 2021 (the “Comment Letter”), regarding the above-referenced filing (the “Registration Statement”). Concurrently with the filing of this letter, the Company is filing its Amendment No. 1 to Registration Statement on Form S-4 (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

We are authorized by the Company to provide the responses contained in this letter on its behalf. For your convenience, the text of each comment of the Staff in the Comment Letter is included in italics below and the Company’s responses appear below each comment. The references in the captions below correspond to the numbered paragraphs of the Comment Letter.

Registration Statement on Form S-4 filed August 9, 2021

Summary Term Sheet, page 1

1.	We note your disclosure that the public warrants will become exercisable 30 days after the completion of the Business Combination. However, such disclosure does not appear to be consistent with your disclosure on page 66 that such warrants will become exercisable 30 days after the completion of the Business Combination and 12 months from the closing of your public offering. In addition, your disclosure on page 243 that you have filed a registration statement for the registration, under the Securities Act, of the Common Stock issuable upon exercise of the warrants, does not appear to be consistent with your disclosure on page 78 that you have not registered the shares of Common Stock issuable upon exercise of the public warrants under the Securities Act or any state securities laws at this time. Please advise or revise.

Company Response: The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has included the requested disclosure consistently disclosing both that the public warrants will become exercisable on the date that is the later of 30 days after the completion of the Business Combination and 12 months from the closing of the Company’s public offering and that the Company has not registered the shares of Common Stock issuable upon exercise of the public warrants under the Securities Act or any state securities laws at this time on pages 1, 31, 69, 93, 102, 249, 255, 261 and 266 of the Amended Registration Statement.

United States Securities and Exchange Commission

September 15, 2021

Page Two

2.	We note your disclosure that the company may redeem the outstanding public warrants if the last reported sales price of the Company’s Common Stock equals or exceeds $18.00 per share for any 20 trading days within a 30 trading day period ending on the third trading day prior to the date on which you give notice of such redemption and provided certain other conditions are met. Please revise this section and elsewhere in your filing, as appropriate, to also describe the Company’s right to redeem outstanding warrants in certain circumstances if the last reported sale price of your Class A common stock equals or exceeds $10.00 per share. We note your related disclosure on page 244.

Company Response: The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has included the requested disclosure on pages 1, 77, 94, and 250 through 252 of the Amended Registration Statement.

3.	We note your references in this section to the shares issuable upon the exchange of the rights. However, it does not appear that you issued rights in your initial public offering. Please revise or advise.

Company Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the statements contained an error that has been corrected on page 2 of the Amended Registration Statement.

Do you have Redemption Rights, page 18

4.	Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, and convertible securities, including warrants retained by redeeming shareholders, at the minimum, maximum and interim redemption levels, including any needed assumptions.

Company Response: The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has included the requested disclosure on pages 20 through 21 of the Amended Registration Statement.

United States Securities and Exchange Commission

September 15, 2021

Page Three

5.	It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at the minimum, maximum and interim redemption levels.

Company Response: The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has included the requested disclosure on page 21 of the Amended Registration Statement.

6.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Company Response: The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has included the requested disclosure on pages 20 through 21 of the Amended Registration Statement.

Summary of the Proxy Statement/Prospectus, page 26

7.	Please provide the disclosure required by Item 4(a)(2) of Form S-4 with respect to the reasons of Heliogen for engaging in the Business Combination.

Company Response: The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has included the requested disclosure on pages 38 through 39 of the Amended Registration Statement.

8.	Please briefly describe in this section the terms of the Heliogen SAFE Conversion, the Heliogen Warrant Conversion and the Heliogen Preferred Conversion.

Company Response: The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has included the requested disclosure on pages 27 through 28 of the Amended Registration Statement.

9.	Please clarify if the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Company Response: The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has included the requested disclosure on pages 5, 19, 35, 72, 113 and 143 of the Amended Registration Statement.

10.	We understand the sponsor will receive 510,000 shares of Athena Common Stock pursuant to an anti-dilution adjustment based on the company’s additional financing activities. Please quantify the value of the securities the sponsor will receive.

Company Response: The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has included the requested disclosure on pages 2, 4, 18, 21, 28, 34, 71, 112, 131, 142 and 163 of the Amended Registration Statement.

United States Securities and Exchange Commission

September 15, 2021

Page Four

Impact of the Business Combination on the Company’s Public Float, page 29

11.	We note your disclosure in the table on page 29 that illustrates varying ownership levels in New Heliogen, on a pro forma basis, including the information that you provide with respect to “Athena Stockholders,” which appears to include the founder shares. Please also provide such information separately for the public stockholders.

Company Response: The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has included the requested disclosure on page 31 of the Amended Registration Statement.

Selected Historical Financial Information of the Company, page 41

12.	We note you present $761 thousand net loss for period from December 8, 2020 (inception) through December 31, 2020. However, your statement of operations on page F-4 only discloses $761 of net loss for this period. Please revise your disclosure to resolve this inconsistency.

Company Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the presentation of $761 thousand was an error that has been corrected on page 44 of the Company’s Amended Registration Statement.

Risk Factors, page 48

13.	Please disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Company Response: The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has included the requested disclosure on page 65 of the Amended Registration Statement.

Risk Factors

Our amended and restated bylaws that will become effective upon the closing of the Business Combination will designate a state…, page 58

14.	We note your reference in this section to the amended and restated bylaws that will become effective upon the closing of the Business Combination. Please file the form of such amended and restated bylaws as an exhibit to your filing, and describe any material changes from your current bylaws.

Company Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the references to amended and restated bylaws was an error that has been corrected on pages 82 through 83 of the Amended Registration Statement.

United States Securities and Exchange Commission

September 15, 2021

Page Five

Future resales of New Heliogen’s common stock after the consummation of the Business Combination may cause the market price…, page 92

15.	Please revise to clarify the number of shares subject to the lock-up agreements. In addition, please revise to clarify the terms of the lock-up that will be applicable to the Sponsor. In that regard, it appears that your disclosure in this section regarding such terms is not consistent with your disclosure elsewhere in your filing, including on page 27.

Company Response: The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has included the requested disclosure on page 96 of the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Statements

Note 1 – Description of the Business Combination, page 99

16.	You disclose that the Heliogen equity holders will receive approximately 195.0 million shares of common stock as consideration in the business combination. Please reconcile this amount with the 158.3 million shares disclosed in the post combination ownership table under this heading.

Company Response: The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure in Note 1 to the unaudited pro forma financial statements to reflect (a) updated pro forma information as of June 30, 2021, and (b) a clarifying note to the table explaining the difference between the pro forma 194.4 million shares and the 158.4 million shares shown in the table and the fully diluted ownership percentage for Heliogen stockholders under each redemption scenario. Total consideration for the Business Combination includes shares of Athena issued for all outstanding equity interests in Heliogen (subsequent to applicable conversions) and shares issuable subject to outstanding Heliogen stock options. The Company has concluded that the Merger and related Business Combination does not constitute a change-in-control pursuant to Heliogen’s incentive plan. As such, for the ownership immediately following the Business Combination, the Company did not include the shares issuable to Heliogen stock options. Refer to page 102 of the Amended Registration Statement.

Note 3 – Pro Forma Adjustments, page 100

17.	We note from page 94 that your pro forma financial statements include the issuance of 510,000 shares to the sponsor pursuant to the Sponsor Support Agreement. Please clarify where this share issuance is included in your pro forma adjustments.

Company Response: The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company respectfully advises the Staff that no accounting is reflected in the Company’s pro forma adjustments other than for the inclusion of the 510,000 shares of Class A common shares issued in the calculation of pro forma ownership and earnings per share disclosures. Pursuant to the Company’s Amended and Restated Certificate of Incorporation dated March 16, 2021, the conversion ratio for Class B Common Stock to Class A Common Stock shall be adjusted from the 1-for-1 conversion ratio in the event an equity offering occurs (e.g. the PIPE Investment) unless the holders of Class B Common Stock (i.e. the Sponsor) provide for the waiver of such anti-dilution protection. Concurrent with the execution of the Business Combination Agreement, the Sponsor entered into the Sponsor Support Agreement, dated July 6, 2021, whereby in consideration for the Sponsor waiving its anti-dilution protection under the Company’s Amended and Restated Certificate of Incorporation, the Company will issue 510,000 shares of Class A Common Stock to the Sponsor upon conversion of the Class B Common Stock.

United States Securities and Exchange Commission

September 15, 2021

Page Six

The Company identified this exchange of additional shares of Class A Common Stock as a modification of common shares as part of a broader merger transaction, which in substance is considered a recapitalization pursuant to the guidance in Topic 12 of the SEC’s Financial Reporting Manual. To assess whether accounting for the issuance was required, the Company evaluated whether the Sponsor received incremental value beyond what would have been received had the waiver not been provided. Using the Athena Share Value of $10 per share (as defined in the Business Combination Agreement), the Company calculated that the Sponsor would receive approximately $5.1 million in value from the issuance of the 510,000 shares of Class A Common Stock as part of the exchange outlined in the Sponsor Support Agreement. Had the waiver not been provided, the Sponsor would have received approximately 4.1 million common shares worth approximately $41 million (using the $10.00 Athena share value). Since the dollar value of the common shares issued pursuant to the Sponsor Support Agreement was less than the dollar value of the common shares the Sponsor would have received pursuant to the Amended and Restated Certificate of Incorporation, no incremental value was provided to the Sponsor and thus no value is considered to have been transferred and no accounting was determined to be necessary.

The Company respectfully advises the Staff that it has added incremental disclosure to the Amended Registration Statement clarifying that no accounting is reflected in the unaudited pro forma financial statements. Refer to page 97 of the Amended Registration Statement.

18.	Pursuant to Rule 11-02(a)(8) of Regulation S-X, pro forma adjustments should be referenced to notes that clearly explain how the amounts were derived. Please address the following:

●	Revise note (d) to quantify the number of shares of common stock to be issued in connection with the conversion of the SAFE Instruments and describe how the underlying conversion rate and share amounts were determined.

●	Revise note (h) to quantify the number of shares of common stock to be issued upon conversion of Heliogen’s preferred stock and describe how the underlying conversion rate and share amounts were determined.

●	Revise note (i) to quantify and disclose how you derived the adjustment from the exercise of Heliogen’s warrants.

Company Response: The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has included the requested disclosures on pages 104 and 105 of the Amended Registration Statement.

United States Securities and Exchange Commission

September 15, 2021

Page Seven

19.	We note your adjustment (j) related to transaction costs associated with consummating the business combination. Please clarify whether these amounts have been incurred or are expected to be incurred and whether they have been recognized in the historical financial statements. To the extent that they have not been recorded in the historical financial statements, please tell us how you considered adjusting for these costs in your annual pro forma statement of operations. In addition, please tell us why you have reported the adjustment for these costs to additional paid-in capital as opposed to retained deficit in your pro forma balance sheet.

Company Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the adjustment for transaction costs (identified as adjustment (i) in the Amended Registration Statement) to clarify amounts incurred by Athena and Heliogen for the periods ending June 30, 2021. The Company has also included a pro forma adjustment, identified as adjustment (l), to recognize $5.4 million of transaction costs yet to be recognized by the Company in the pro forma combined statement of operations for the year ended December 31, 2020. This amount has been reflected as a reduction to accumulated deficit in the combined pro forma balance sheet based on the revised guidance found in Rule 11-02(a)(6) of Regulation S-X.

Costs incurred by Heliogen are being deferred and reflected as a deduction from net cash proceeds. Topic 12 of the SEC’s Financial Reporting Manual indicates that the SEC Staff considers a public shell reverse acquisition to be a capital transaction equivalent to that of a reverse recapitalization. The Special Purpose Acquisition Company (“SPAC”) merger is a reverse recapitalization transaction that is the equivalent of the issuance of equity securities by the accounting acquirer (legal acquiree Heliogen) for the net monetary assets of the Company. SAB Topic 5.A (codified in ASC 340-10-S99-1) provides that “[s]pecific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering.” Therefore, the costs incurred by the accounting acquirer to issue equity securities should be reflected as a reduction of the amount that would have otherwise been recorded in additional paid-in capital, reflecting the nature of SPAC merger as an in substance equity transaction. Accordingly, the Company has identified the direct and incremental transaction costs associated with the equity raised by Heliogen related to the SPAC merger and will treat such costs as a reduction of the net cash proceeds and will deduct them from New Heliogen’s additional paid-in capital rather than treating them as expensed as incurred. The Company notes that this accounting is consistent with the Division of Corporate Finance SEC Staff published guidance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance (Section I(F) “Reverse Acquisitions – Accounting Issues”). The Company has included the above-described adjustments and related disclosure on pages 105 of the Amended Registration Statement.

Background of the Business Combination, page 127

20.	We note that your amended and restated certificate of incorporation waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Company Response: The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has included the requested disclosure on page 133 of the Amended Registration Statement.

United States Securities and Exchange Commission

September 15, 2021

Page Eight

21.	We note your disclosure on page 134 indicating the Company obtained commitments for a PIPE investment from existing and new investors. Please disclose who selected potential PIPE investors, and disclose any relationships between the PIPE investors and Athena, the sponsor and Heliogen and its affiliates. In addition, disclose how the terms of the PIPE transaction were determined.

Company Response: The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has included the requested disclosure on pages 139 through 140 of the Amended Registration Statement.

22.	You disclose that on March 31, 2021, Phyllis Newhouse and Bill Gross and certain members of the Heliogen management team discussed a possible business combination between Athena and Heliogen. Please revise your disclosure here to state how Heliogen was identified and who initiated this discussion.

Company Response: The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has included the requested disclosure on page 133 of the Amended Registration Statement.

23.	Please substantially revise your disclosure beginning with the letter of intent sent to representatives of Heliogen on April 15, 2021, to discuss in greater detail the substance of meetings and calls, including the material terms that were discussed, how parties’ positions differed, and how issues were resolved. Your revised disclosure should ensure that investors are able to understand how the parties determined the initial all stock consideration to Heliogen equity holders of $1,850,000,000 included in the initial draft business combination agreement and how the terms of the business combination evolved during negotiations.

Company Response: The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has included the requested disclosure on pages 133 through 134 of the Amended Registration Statement.

United States Securities and Exchange Commission

September 15, 2021

Page Nine

Unaudited Prospective Financial Information, page 137

24.	You disclose significant revenue growth in the six year projections presented in your tabular disclosure of prospective financial information on page 139. Given Heliogen’s limited operating history and your disclosure that Heliogen only recent exited the prerevenue stage, please address the following points:

●	Fully describe the material assumptions underlying the projections and the market conditions assumed in developing these assumptions.

●	Disclose the basis for the six year period and how it was selected.

●	Clearly describe the basis for projecting revenue growth, why you believe significant growth is sustainable over the six year period and the factors or contingencies that would affect such growth ultimately materializing with particular attention given to years 3 and beyond.

Company Response: The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has included the requested disclosure on pages 143 through 146 of the Amended Registration Statement.

Selected Public Companies Analysis, page 143

25.	We note your disclosure that the enterprise value of Heliogen implied by the Aggregate Merger Consideration [is] within the range of enterprise values resulting from the selected public companies analysis, supporting a conclusion that, as of the date of BTIG’s opinion, the Aggregate Merger Consideration to be paid by Athena in the Business Combination pursuant to the Business Combination Agreement was fair, from a financial point of view, to Athena. Please revise to provide more detail as to how the enterprise value of Heliogen implied by the Aggregate Merger Consideration is within the range of enterprise values resulting from the selected public companies analysis.

Company Response: The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has included the requested disclosure on page 151 of the Amended Registration Statement.

United States Securities and Exchange Commission

September 15, 2021

Page Ten

Opinion of BTIG

Conclusion, page 145

26.	Please revise to clarify how the analyses performed by BTIG supported BTIG’s opinion that the fair market value of Heliogen equaled or exceeded 80% of the amount of funds held by Athena in its Trust Account for the benefit of its public stockholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account).

Company Response: The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has included the requested disclosure on pages 141 through 142 of the Amended Registration Statement.

Proposal No. 1 – Approval of the Business Combination

Certain U.S. Federal Income Tax Considerations, page 147

27.	Please revise your disclosure, including this section and your Questions and Answers section, to clearly describe the federal income tax consequences of the Business Combination. See Item 4 of Form S-4. If the merger is not taxable to shareholders, please also file a tax opinion with your registration statement. See Item 601(b)(8) of Regulation S-K. If there is uncertainty regarding the tax treatment, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a firm opinion. For guidance, refer to Staff Legal Bulletin No. 19, which is available on our website. In that regard, we note that the business combination agreement and your disclosure on page 149 provide that the parties intend that the business combination qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.

Company Response: The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has included the requested disclosure on page 23 of the Amended Registration Statement.

Proposal No. 3 – The Charter Amendment Proposal

Comparison of Current Amended and Restated Certificate of Incorporation to Proposed Second Amended and Restated Certificate of Incorporation, page 160

28.	We note your disclosure that you seek to amend Article XI regarding the exclusive forum provision to clarify that for any action arising under the Securities Act, the Court of Chancery and the federal district court for the District of Delaware will have concurrent jurisdiction. Please revise to reconcile with your disclosures on pages 58 and 251 and Article XI of your Second Amended and Restated Certificate of Incorporation stating that the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. We also note that it does not appear that your exclusive forum provision in your Second Amended and Restated Certificate of Incorporation provided in Annex G is different from the provision set forth in your current certificate of incorporation. Please advise.

Company Response: The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has included the requested disclosure on pages 165 through 166 of the Amended Registration Statement.

Information about New Heliogen

Intellectual Property, page 223

29.	We note your disclosure elsewhere stating that you have patented the most valuable parts of your technology at each stage of development. You also disclose that you have six granted patents and 13 patents pending. To the extent material to an understanding of Heliogen, please disclose the duration of the granted patents.

Company Response: The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has included the requested disclosure on pages 229 of the Amended Registration Statement.

United States Securities and Exchange Commission

September 15, 2021

Page Eleven

Components of Our Results of Operations, page 228

30.	Please disclose the components included in your cost of sales.

Company Response: The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has included the requested disclosure on page 234 of the Amended Registration Statement.

Results of Operations, page 229

31.	We note you present zero and negative gross profit for the three months ended March 31, 2021 and the year ended December 31, 2020, respectively. Considering there were material changes in the relationship between cost of sale and revenues, please revise to discuss the causes of such relationship. Refer to Item 303(b)(2)(ii) of Regulations S-K.

Company Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the contracts in 2020 and 2021 are different in terms of scope and nature of work being performed. In response to the Staff’s comment, we have revised the disclosure on page 234 of the Amended Registration Statement to clarify the difference and outline our expectation that a gross loss is not expected with the 2021 contract.

Net Cash from Operating Activities, page 231

32.	Please revise your discussion of cash used in operating activities to disclose the underlying reasons for material changes in your operating cash flows. Refer to SEC Release No. 33-8350 for further guidance.

Company Response: The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has the disclosure on page 237 of the Amended Registration Statement to provide additional clarity on the reasons for changes in Heliogen’s operating cash flows.

Description of Securities

Public Stockholders’ Warrants, page 243

33.	We note your reference in this section to risk factor disclosure regarding the choice of forum set forth on the warrant agreement. However, such disclosure does not appear to be set forth in your Risk Factors section. Please revise or advise.

Company Response: The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has included the requested disclosure on page 83 of the Amended Registration Statement.

United States Securities and Exchange Commission

September 15, 2021

Page Twelve

Beneficial Ownership of Securities, page 254

34.	Please disclose the natural person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by Nant Capital, LLC, NeoTribe Ventures I, L.P., Prime Movers Lab Fund I LP, and Idealab Holdings, LLC. Refer to Item 403 of Regulation S-K and Rule 13d-3 of the Securities Exchange Act of 1934.

Company Response: The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has included the requested disclosure on pages 260 through 262 of the Amended Registration Statement.

Heliogen Related Party Transactions, page 259

35.	We note your disclosure that Patrick Soon-Shiong provided a support letter to the DOE under which Mr. Soon-Shiong agreed to contribute up to $24,820,000 over a 3-year performance period towards cost-share requirements under the U.S. Department of Energy Grant. Please disclose any material terms of such support agreement and any related obligations for Heliogen.

Company Response: The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company respectfully advises the Staff that the Company is no longer pursuing the underlying transaction to which the support letter related and accordingly the Company has removed this disclosure from the Amended Registration Statement.

Notes to Financial Statements

2. Summary of significant Accounting Policies, page F-39

36.	Your disclosure at page F-41 states that you determined you are not PLP’s primary beneficiary and therefore have not consolidated PLP within your financial statements. However we note you have not provided disclosure on how you account for your investment in PLP. Please revise to clarify and provide the applicable disclosures based on your accounting for this investment.

Company Response: The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company respectfully advises the Staff that by the end of 2020, PLP had commenced the winding down of operations and did not have ongoing revenue-generating activities. Heliogen does not have any carrying value recognized for its investment in PLP at June 30, 2021 or December 31, 2020. Further, that Heliogen also does not have any obligations for future funding to PLP. The Company has included a sentence to disclose that its investment in PLP was carried at zero as of December 31, 2020 and June 30, 2021 and that Heliogen had no obligations to fund the operations of PLP in Note 2 to Heliogen’s unaudited condensed financial statements as of and for the three and six-months ended June 30, 2021, on pages F-61 through F-62 of the Amended Registration Statement.

United States Securities and Exchange Commission

September 15, 2021

Page Thirteen

Exhibits

37.	We note your disclosure on pages 212-213 indicating that your named executive officers currently have offer letter agreements in place. To the extent that these agreements will remain in effect following the business combination, please file copies of the agreements with Mr. Schell and Ms. Obiaya as exhibits.

Company Response: The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has included the requested agreements as Exhibits 10.13 and 10.14, respectively, to the Amended Registration Statement.

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the matters discussed above, please telephone the outside counsel to the Company, Gerry Williams at (404) 736-7891 or via email at gerry.williams@us.dlapiper.com, or Penny J. Minna at (410) 580-4228 or via email at penny.minna@us.dlapiper.com.

Very truly yours,

/s/ Penny J. Minna

Penny J. Minna

cc:	Phyllis W. Newhouse, Chief Executive Officer, Athena Technology Acquisition Corp.

Gerry Williams, Esq.